United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 4, 2025		Director of Investor Relations

Institutional Presentation

Investor Relations

March 2025



VALE

- About Vale
- Iron Ore Solutions
- Energy Transition Metals
- Our Strategy
- Capital Allocation
- ESG

VALE

About Vale

Iron Ore Solutions

Energy Transition Metals

Our Strategy

Capital Allocation

ESG

VALE

We are one of the leading

Iron ore, Nickel and Copper producers globally









#2 in **iron ore production**
~20% of seaborne market

Largest
iron ore pellet producer

#6
in nickel production

#11 in copper reserves
~20 Bt

Note: As of 2024.

VALE

Vale at a glance

2024 Production

328Mt
Iron ore

37Mt
Pellets

348kt
Copper

160kt
Nickel

US$ 38.1 bn
Net operating revenue in 2024

Expanded net debt of
US$ 16.5 bn
as of December 31, 2024

100% of **electricity** consumed in Brazil from **renewable sources**

US$ 15.4 bn
Proforma EBITDA in 2024

US$ 6.0 bn
CAPEX in 2024

Industry leader in
TRIFR (1.1)
in 2024

Key Markets – by revenue
(2024)


Middle East 3%
Rest of the world 3%
North America 4%
South America 11%
Europe 12%
Asia ex-China 18%
China 49%

US$ 3.9 bn
in dividends & Interest on Capital paid in 2024

17 of 30 dams
Decharacterized as of December 31, 2024

US$ 0.4 bn
Disbursed on share buybacks in 2024

Workforce of
64 thousand
direct employees in 2024

Vale Worldwide: Located in 18 countries

Global Distribution:

% of workforce



North America
Asia
5%
5%
90%
Brazil



Northern System
Ponta da Madeira Port (PDM)
Carajás
Southeastern System
Iron Quadrangle
Tubarão Port
Iron Quadrangle
Itaguaí Port (CPBS) and Guaíba Port (TIG)
Southern System
Brazil



Netherlands
UK
Switzerland
USA
6 underground mines
Canada
Japan
China²
India
U.A.E.
Oman
Malaysia
Indonesia
Singapore
Brazil
Peru
Chile
Argentina¹
Australia
Exploration
Joint Venture
Offices
Headquarter
Operation
Port
Railroad
Underground Mine

Note: As of 2024. [1] The Argentina office was closed on December 31, 2024. [2] We have agreements with 14 ports in China that provide blending services to Vale.

VALE

Diversified shareholder base and strong governance

Shareholder structure

Novo Mercado
B3's highest corporate governance segment.

Stock Exchanges
B3 (Brazil) – VALE3
NYSE (ADR) – VALE

Vale's shareholder composition
February 2025



Others
Shareholders with 5% or more of the total capital
Treasury
6.0%
Previ
8.7%
Mitsui&Co
6.3%
Blackrock
5.3%
73.7%
Others

Best governance practices

- Majority independent BoD
- All BoD members are non-executive directors
- Chairman and Vice-Chairman are elected by shareholders
- Audit and Risks Committee entirely composed of independent Board members.
- Lead Independent Director role
- Nominating Committee defines BoD nominees

Note: Previ is a shareholder of Litel Participações S.A. (Litel) and Litela Participações S.A. (Litela), which were part of Vale's former control group. Blackrock is reported considering Schedule 13G/A, filed with the SEC on Feb 9, 2024. Position held by the companies MBR S.A., Vale Holdings B.V. and Vale S.A. The number of shares is presented based on the information contained in the share books of Vale.

VALE

Corporate Governance

Board of Directors[1]

13 Members	**8 (61.5%)** Independent Members	**2.2 years** Average Tenure
2 Women	**4** Racially/ethnically diverse	**3** Non Brazilians

Executive Board

CEO
Gustavo Pimenta

- Finance & IR EVP — Marcelo Bacci
- IO Operations EVP — Carlos Medeiros
- Commercial and New Business EVP — Rogério Nogueira
- Technical EVP — Rafael Bittar
- People EVP — Catia Porto
- Corporate and External Affairs EVP — Alexandre D'Ambrosio
- Sustainability EVP — Camilla Lott (Acting)

Click here to access the full information about Vale's Board of Directors and Executive Board. [1] The data takes into account the composition of the Board of Directors on March 13, 2025.

VALE

Our journey



1942 Vale do Rio Doce was founded



1956 Tubarão port inauguration

1967 Carajás discovery



1969 First pellet production

1985 1st ore produced at Carajás and inauguration of the Carajás Railway (EFC)

1997 CVRD's privatization



2006 INCO acquisition


inco
inco

2009 CVRD rebranding to VALE

VALE

Our journey

2010 – Oman operations start-up



2011 – Portfolio: divesting the aluminum business



2015 – Samarco's dam collapse

2016 – S11D operations start-up

2017 – Governance: Migration to the Novo Mercado

VALE
B3 LISTED NM

2018 – Portfolio: divesting the fertilizer business

2019 – Portfolio: divesting the manganese business and Brumadinho's dam collapse

2021 – Portfolio: divesting the coal business

2023 – Briquette operations start up and Base Metals Carve-out



2024 – Vargem Grande and Capanema project start-ups




Superior Portfolio
Vale 2030
Trusted Partner
Performance Driven

Vale Today

A focused company with two unique and irreplicable businesses

Iron Ore Solutions

Energy Transition Metals

VALE

- About Vale
- Iron Ore Solutions
- Energy Transition Metals
- Our Strategy
- Capital Allocation
- ESG

From the Mines to the Customers


Mineral Exploration and Projects
Geology and Mine Planning
Mine Operation
Mineral Processing
Pelletizing
Railroad Logistics
Port Logistics
Shipping Logistics
Blending and Distribution Centers
Sales and Marketing Planning
Products and Quality
Iron Ore for the Steel Industry



Vale's main iron ore products

Iron ore fines

Carajás fines	- 65% Fe - Low contaminants (silica, alumina and others) - Mined from the Northern System
Brazilian Blend Fines	- 62% Fe - Low-alumina - Produced from blending Carajás and high-silica fines
High-silica fines	- High-silica iron ore, typically used for blending - Flexible product, with concentration optionality - Mined from the Southern and Southeastern Systems

Agglomerates

Direct Reduction pellets	- Agglomerates for direct charge in Direct Reduction Furnaces
Blast Furnace pellets	- Agglomerates for direct charge in Blast Furnaces
Briquettes NEW *Developed by Vale*	- Same application as pellets in BF and DR furnaces - Lower CO_2 emissions compared to pellet production - Commercial production ramping-up

VALE

Vale operates three iron ore production systems in Brazil, which include mines, processing plants, railways and port facilities


Ponta da Madeira Port (PDM) - São Luís - MA
Northern System
PA
EFC
MA
Southeastern System
MG
EFVM
MRS
ES
RJ
Tubarão Port - Vitoria - ES
Itaguaí Port (CPBS) - RJ
Guaiba Port (TIG) - RJ
Southern System

Brazilian States:

MA = Maranhão
PA = Pará
MG = Minas Gerais
ES = Espírito Santo
RJ = Rio de Janeiro

VALE

Vale operates three iron ore production systems in Brazil

Northern System


Carajás National Forest
Serra Norte
Serra Leste
Serra Sul

- 3 mining complexes
- EFC – 997 km railway
- 5 berths (3 Valemax berths)

Southeastern System


Cauê
Minas do Meio
Conceição
Itabira Complex
EFVM
Belo Horizonte
Brucutu
Água Limpa
Minas Centrais Complex
MRS
Alegria
Fazendão
Capanema
Fábrica Nova
Timbopeba
Mariana Complex

- 3 mining complexes
- EFVM – 905 km railway
- 3 berths (1 Valemax berth)

Southern System


Belo Horizonte
Mutuca
Mar Azul
Capão Xavier
Jangada
Tamanduá
Horizontes
Abóboras
Vargem Grande
Pico
Vargem Grande Complex
Paraopeba Complex
MRS
EFVM
João Pereira
Alto Bandeira
Fábrica
Segredo
Viga

- 2 mining complexes
- MRS Logistics System
- 3 berths (1 Guaibamax berth)

Note: EFC is the Carajás Railway and EFMV is the Vitória-Minas Railway. MRS is Vale's railway subsidiary.

VALE

Vale has a total of 11 pelletizing plants

São Luis

Plant	Start-up	Cap. (Mtpy)
São Luis	2002	7.5
Total		7.5



São Luis



Oman

Sohar - Oman

Plants	Start-up	Cap. (Mtpy)
1 & 2	2011	9.0
Total		9.0

Fábrica & Vargem Grande

Plants	Start-up	Cap. (Mtpy)
Fábrica	1977[2]	4.5
VGR	2009	7.0
Total		11.5



Vargem Grande



Tubarão

Tubarão

Plants	Start-up	Cap. (Mtpy)
3-8	1977-2014	31.3
Total		31.3

Total pellet production capacity

~ 59.3Mtpy[1]

[1] Installed capacity. The Fábrica Pellet Plant (4.5 Mtpy) has been inoperative since 2019
[2] Start-up of the plant at Ferteco. Incorporated by Vale in 2003

Integrated supply chain: bringing our mines closer to clients


Europe
~3 Mtpy
Oman
~12 Mtpy
~10 Mtpy
~10 Mtpy
China
~13 Mtpy
>120 Mtpy
Brazil
>125 Mtpy
~50 Mtpy
~25 Mtpy
Malaysia
Capacity (Mt)
Concentration
Blending
Agglomeration

20 blending ports world-wide, **reducing time to market**

~150 Mtpy of concentration capacity to offer an optimized portfolio

Market Leader in agglomerates (pellets and briquettes)

VALE

2024 operational performance

Iron Ore production
(Mt)

Agglomerates production
(Mt)


308
321
328
172
173
178
73
82
87
64
66
63
2022
2023
2024
Northern System
Southeastern System
Southern System
Oman
32
36
37
3
3
3
15
19
21
4
5
4
10
9
9
2022
2023
2024

Note: Including third party purchases, run-of-mine and feed for pelletizing plants.

VALE

Iron Ore business' 2024 figures

US$ 15.0 bn
Proforma EBITDA

328 Mt
Iron ore production volume

37 Mt
Pellets production volume

US$ 4.0 bi
CAPEX

21.8 US$/t
C1 cash cost ex-3rd party purchases

260 Mt
Iron ore fines sales volume

38 Mt
Pellets sales volume

Sales by destination
(iron ore fines and pellets)


Middle East
Rest of the world
Europe
Americas
2%
2%
5%
13%
China
61%
17%
Asia ex-China

55.9 US$/t
all-in costs

95.3 US$/t
Iron ore fines realized price

154.6 US$/t
Iron ore pellets realized price

VALE

- About Vale
- Iron Ore Solutions
- Energy Transition Metals
- Our Strategy
- Capital Allocation
- ESG

Vale Base Metals history



1853 Nickel discovered in the Sudbury area

1902 The International Nickel Company (INCO) is formed

1930 Construction of mines, smelters, refineries and power plants

1968 PT Inco Indonesia is formed to develop nickel deposits in island of Sulawesi

1994 Discovery of the Voisey's Bay nickel-copper-cobalt deposit

1996 Extension of Contract of Work with Indonesian Government to 2025

2004 Sossego copper mine start-up


inco
inco

2006 Vale acquires Inco

2011 Start-up of nickel mines in Onça Puma (Brazil) and New Caledonia

2012 Salobo I start-up

2014 Start-up of Long Harbour processing plant, Salobo II, and Amendment of PTVI CoW to 2025

2021 New Caledonia divestment



2021 Salobo III start-up

2024 Partnership Agreement with Manara Minerals for 10%

New governance in place with a dedicated Board and Executives

Significant endowment with substantial value potential


2.6
Mt
1.3%
3.0
Mt
1.6%
2.3
Mt
1.5%
27.6
Mt
0.6%
6.6
Mt
1.4%
14.1
Mt
0.9%

Mineral Reserves & Resources[1,2,3,4]

- Copper
- Nickel
- Bubble size: contained metal
- % Average metal grade


Nickel
Poly metallic
Copper

[1] As per Vale Form 20-F on December 31, 2023. [2] Reflecting total resources (reserves + resources, including inferred). [3] Mineral Resources are not mineral reserves and do not have demonstrated economic viability at this time. [4] Figures refer to VBM's ownership (33.9% of PTVI, 80% of Hu'u and 100% of the Canadian and Brazilian assets).

Operations are located in attractive mining jurisdictions

Brazil



- **One of the premier mining jurisdictions globally** – major global supplier of iron ore, copper, nickel and gold, among other metals
- **Highly skilled** work force availability
- **Stable mining jurisdiction** with solid regulatory background
- **Clean energy availability**
- **Access to local infrastructure** of Vale S.A operations

Canada



- **Premier mining district globally**
- Consistently ranked **among the most favorable mining sector jurisdictions** for investment attractiveness
- **Highly skilled** work force availability
- Ready access to **high-quality regional infrastructure**
- In close proximity to **North American manufacturing hubs**
- **Clean energy availability**

VALE

A global flowsheet to produce the right product mix


Mining
Concentrating
Smelting
Refining
Products
Nickel
Copper
Cobalt
Sulphide ore bodies
Laterite ore bodies
Copper ore bodies
Voisey's Bay
Thompson[1] (under review)
Sudbury[2]
Onça Puma
Sossego
Salobo
Voisey's Bay mill
Thompson mill
Clarabelle Mill
Sossego mill
Salobo mill
Copper Cliff smelter
Matte processing
External feed
Onça Puma smelter & refinery
Long Harbour refinery
Sudbury (CCNR) refinery
PCR
Clydach refinery
Class 1
Electrolytic rounds (>99.9% Ni)
Pellet, disc, & chips (>99.9% Ni)
Pellet, Disc, Chips & Powders (>99.9% Ni)
Class 2
Ferronickel (~25-45% Ni)
EW Cu Cathode (99.9% Cu)
Cu Concentrate (27.5-32.5% Cu)
Cu MK (70-72% Cu)
EW Cu Cathode (>99.9% Cu)
Cu concentrate (27-34% Cu)
Cu concentrate (26-34% Cu)
Cu concentrate (35-42% Cu)
Electrolytic rounds (>99.9% Co)
Electrolytic rounds (>99.9% Co)

[1] Including T1 and T3 mines [2] Including Coleman, Copper Cliff, Creighton, Garson and Totten mines.

2024 operational performance

Copper production

(kt)



253
327
348
171
247
265
82
79
83
2022
2023
2024

- Salobo III ramp-up

Nickel production

(kt)



Brazil
Canada
Indonesia
3rd party feed
179
165
160
73
60
66
64
64
35
24
17
14
18
24
45
2022
2023
2024

- Voisey's Bay underground mine transition

VALE

Advancing our project pipeline





Cu ~700kt
LT volumes (2035)

Ni ~210-250kt
LT volumes (2030+)

ETM business' 2024 figures

US$ 1.5 bi
Proforma EBITDA

348 kt
Copper production volume

160 kt
Nickel production volume

US$ 2.0 bi
CAPEX

2,616 US$/t
Copper all-in costs[1]

327 kt
Copper sales volume

160 kt
Nickel sales volume

Revenue by destination
(Copper and Nickel)


Others
28%
46%
Europe
13%
China
13%
USA

15,420 US$/t
Nickel all-in costs[1]

8,811 US$/t
Copper realized price

17,078 US$/t
Nickel realized price

[1] Includes sustaining.

VALE

About Vale

Iron Ore Solutions

Energy Transition Metals

Our Strategy

Capital Allocation

ESG

Vale 2030:

A trusted partner with the most competitive and resilient portfolio


Superior Portfolio
Trusted Partner
Performance Driven
Vale 2030

- Delivering a high quality, and flexible iron ore portfolio
- Focusing on customer-oriented solutions
- Accelerating copper growth

- Cultivating institutional relationships
- Generating a positive impact for people and nature
- Ensuring greater trust through increased transparency

- Reference in safety and operational excellence
- Securing competitiveness through a talent-driven and agile company
- Fostering innovation and digital solutions

VALE

VALE

Safety first

Iron Ore Market

Growth projects

Energy Transition Metals Transformation


VALE

Safety is our core value

TRIFR[1] 1.1
Industry leader

Solid progress in 2024

+4 dams
Decharacterized, completing 57% of the program

+5 dams
Removed from emergency level

Sul Superior
Lowered from level 3 to level 2

[1] Total Recordable Injury Frequency Rate

Becoming a benchmark in Safety



High-potential recordable injuries (N2)[1] *(unit)*


57
20
-65%
2019
2024

Total recordable injury frequency rate *(TRIFR)*[2]


3.5
1.1
-68%
2019
2024

TRIFR[2] comparison against major peers (2023)

Source: International Council on Mining and Metals - ICMM


2020
2023
2.0
1.1
2.1
1.8
1.8
1.9
2.7
2.2
3.2
4.6
Vale
Peer 1
Peer 2
Peer 3
Peer 4

[1] Absences, restrictions and medical treatments resulting from events with a high potential for harm. [2] Total injuries, medical treatment injuries and occupational illnesses, multiplied by one million hours and divided by the exposure hours.

VALE

Progressing on dam safety

Upstream Dam Decharacterization Program


Complete
Ongoing
+57%
17
5
8
30
2019-2024
2025-27
2029+
Total

~US$ 5.0 billion program
(~$2.1 bn[3] already invested)

Dams at emergency level[1]


Level 3
Level 2
Level 1
35
4
7
24
-60%
14
1
4
9
-74%
9
4
5
2020[2]
2024
2025e

No dams at level 3 by 2025


Geotechnical Monitoring Center (Nova Lima, Minas Gerais, Brazil)

[1]Dams include geotechnical facilities dedicated to mining processes. [2] Considering the highest number of structures at emergency level, in 2020. [3]As of December 2024.

New way to operate to reduce tailings and the use of dams

4 filtration plants in operation

US$ 2.5 bn invested

Circular mining approach


Filtration Plant, Cauê


Sand stockpile , Brucutu site

Embracing circularity and creating new business models

Production[1]
(Mt Iron ore)


30+
~10
2024
2030
(potential)

De-risking production plan

Clearing licensed operational areas

-5% CO_2 emissions vs. standard operations[2]

Waste-to-value program

Tailings reprocessing	**Gelado:** Producing high-quality pellet feed by reprocessing 37+ years of tailings at Serra Norte
Waste processing	**Serrinha:** high-Fe waste processing to produce iron ore and efficiently eliminate structures
Coproducts	**Block factory and sustainable sand & cement:** Creating coproducts from waste and transforming tailings into viable high-quality products

[1] Already included in Vale's production plan, including fines and ROM. [2] Average emission reduction for program initiatives.



Safety first

Iron Ore Market

Growth projects

Energy Transition
Metals Transformation

VALE

Steel demand is backed by secular trends

Steel production by region (Mt)


~1,910
~1,940
~2,100
~2,350
~1,020
~1,010
~970
~940
2024
2025
2030
2040
China
India
MENA[1]
SEA[2]
Others

Steel drivers

- Urbanization and steel intensity
- Population & economic growth
- Energy Transition
- Reshoring

[1] Middle East and North Africa. [2] Southeast Asia.

Iron ore demand to hold steady in the coming years

Seaborne iron ore demand (Mt)



~1,550
-145
120
20
~1,545
2024
China
SEA, MENA & India
Others
2030

China

Soft decline in seaborne demand ongoing, but still at a high level

Gradual rise of scrap consumption

SEA, MENA and India

SEA: new blast furnaces start-up, demanding seaborne iron ore

MENA: growing demand for direct reduction feed and agglomerates

India: slight increase in seaborne demand

VALE

Supply challenges are consistently underestimated

Seaborne iron ore supply (Mt)


~1,600
~320
~150
~365
~1,495
~1,545
2024
Depletion[1]
Operations w/ costs >US$90/t[2]
Projects w/ an incentive price <$90/t[3]
2030 (supply at US$90/t)
2030 (demand)

Volume and quality depletion

Complex licensing processes

Higher incentive prices for replacement projects

[1] Assuming an average annual depletion rate of ~3%, meaning an average Life of Mine (LOM) of 30 years based on the current supply. [2] Including Chinese ores. [3] Including greenfield projects and replacement projects.

VALE

Adjusting the portfolio for value optimization alongside the decarbonization journey

Phase 1

Traditional steelmaking routes

Adjusting our porfolio for the market reality and decarbonization pace

Portfolio optimization

Phase 2

New steelmaking routes

Developing solutions that provide supply security for new steelmaking processes

Portfolio re-design

Decarbonization journey

VALE

Part of the upstream steelmaking chain will relocate to regions with cost-competitive energy

Decarbonization trend

Typical mining and steel chains

Brazil			Europe, Asia	
Mining	Concentration	Pelletizing	Reduction (BF/DR)	Steelmaking
Vale	Vale	Vale	Client	Client

New chain configuration with Mega Hubs

Brazil	Mega Hubs			Europe, Asia
Mining	Concentration	Briquetting	Reduction (DR)	Steelmaking
Vale	Vale	Client	Client	Client

Miners need to provide supply security and solutions to new steelmaking processes

VALE

The Mega Hub business model is designed for faster implementation and capital efficiency

Agreements signed for studies in 5 countries[1]

In advanced discussions with **7** customers, with 2 FIDs in 2025

Locking-in potential demand of **30+** Mt of DR feed in the next decade

Asset-light business model

Concentration plants 4.5 Mtpy	*Partnerships for fast and cost-efficient implementation using a tolling model*
Briquetting plants 3.75 Mtpy	*Partnerships with customers that may invest in and operate, reducing Vale's capital requirements*
DRI/HBI Plants 2.5 Mtpy	*Customer's investment*

[1] Oman, Saudi Arabia, UAE, US and Brazil.

VALE

Optimizing our portfolio in response to market needs

Market dynamics (prices and premiums) require **different strategies**

Quality specs should be adjusted according to market scenarios

Portfolio decisions should be centered on **value optimization**

Vale's flexible portfolio strategy

Iron ore price ↑ / Steel margins →	Low	High
High	Maximize production	Prioritize high-grade products
Low	Prioritize low-cost products	Optimize high-grade portfolio

Filling the supply-demand gap for agglomerates

Pellets and briquettes production (Mt)


37
38-42
45-50
60-70
Direct reduction agglomerates
Blast furnace agglomerates
2024
2025
2026
2030

The share of DR agglomerates will grow as the industry shifts to the direct reduction route

Increasing feed availability

- Production plan adjustments
- Minas-Rio offtake
- New Sohar concentration plant
- Mega Hub concentration plants

New agglomeration plants

- Ramp-up of the Tubarão plants
- US briquette plant
- Mega Hub briquette plants

Delivering a flexible and superior portfolio

- Iron ore supply will require a **price above US$ 90/t to match demand**
- Vale will focus on portfolio and supply chain flexibility to **maximize value**
- We are partnering with clients to decarbonize **ironmaking through the Mega Hubs strategy**




Safety first
Iron Ore Market
Growth projects
Energy Transition
Metals Transformation

VALE

Project pipeline

Iron Ore | Nickel | Copper

2023–2026 (approved projects)

Segment	Project	Capacity	Timing	Status
Iron Ore Solutions	Briquettes Tubarão	6 Mtpy	4Q23	✓
Iron Ore Solutions	Capanema	15 Mtpy	Nov24	✓
Iron Ore Solutions	Serra Sul	20 Mtpy	2H26	
Iron Ore Solutions	VGR1 revamp	15 Mtpy (sustaining)	Sep24	✓
Iron Ore Solutions	Compact crushing	50 Mtpy (sustaining)		
Iron Ore Solutions	N3	6 Mtpy (sustaining)		
ETM	Onça Puma 2nd furnace	12–15 Mtpy		
ETM	VBME	45 ktpy (sustaining)		✓

2027 onwards

Itabira mines expansion	New briquette plants	S11C
Mega Hubs	N1/N2	Alemão
Hu'u	Victor	North and South Hub
Nickel Sulphate Plant	CCM 3&4	CCM Pit

Scaling up operational performance

- Management model implementation bearing fruit
- Strategic projects to expand iron ore production and quality
- Accelerating initiatives to take our operations to the next level


Iron ore production (Mt)
328
325-335
340-360
~360
2024
2025
2026
2030


Safety first
Iron Ore Market
Growth projects
Energy Transition
Metals Transformation

A standalone organization...

Successful business **Carve-out**

- Seamless transition from Vale SA
- New governance in place with a dedicated Board and Executives
- Deal closed with Manara Minerals
- Building a tailored strategy and corporate support structures

...but there is still work to be done

PTVI divestment completed

- Security of land package
- Securing PTVI's long-term license to operate
- VBM will maintain Ni matte offtake
- Joint governance structure enabling continued stability of operations

...to determine our long-term value proposition and focal points

1st phase of the **Asset Review** concluded

- Comprehensive assessment of operational sites and projects
- Findings will be embedded into the business processes and plans
- Key focus on operational stability and realization of resource potential

...significant value potential recognized in resources and assets

In 2023–24, an asset review was performed to identify and unlock VBM's full potential...


Voisey's Bay &
Long Harbour
Thompson
Under review
Sudbury
Salobo
Sossego
Onça Puma
Clydach
Matsusaka

Key Levers...

- Resource Endowment
- Mining Methods
- Asset Management
- Flowsheet Optimization
- Project Development

… and a roadmap has been developed for each asset



Voisey's Bay
Mine & mill potential

Thompson
Ultramafics potential
Under review

Sudbury
Mine capability & processing utilization

Hu'u
De-risk

Salobo
Redefine production based on the full potential of the asset

Sossego
Maximize production while addressing mine plan

Onça Puma
Stability & growth

Carajás
Alemão project optimization

COPPER | NICKEL | POLYMETALLIC | GROWTH

Unlocking Salobo copper potential



A long-life, expandable, world-class asset

Mine & mill productivity

- Ramp-up of Salobo 3 and stability of feed grades
- Higher equipement utilization rate

Brownfield expansion options

- Coarse particle flotation: 20-30+ ktpy
- Salobo 3 ½: 20 ktpy

Resource potential

- Potential to add significant resources through additional in-depth drilling
- Enables further extending the life of the asset – design and optimization

Sossego life extension

Mine plan review

- Additional ore from Sequeirinho pit, offsetting mine depletion
- Increase in mine equipment productivity

Bacaba licensing

- Public hearings held in October
- Construction License is expected to be granted in the coming months
- Start-up expected in 2028
- ~60 ktpy of copper – replacement of Sossego mines

Fill the mill

- Development of near mine deposits to maximize ore to mill
- 1st deposit: 8-20 ktpy

Sudbury "fill the mill"



Ore milled
Mtpy
4.3
~5.5
~7
2024
2025
2027

From 2024 to 2027

40% decrease in unit costs
after by-products

~30% increase in copper production

Short-term payback projects

- Low CAPEX projects that add lower grade ore tons

Mining strategy

- Change in cut-off grades and extraction strategies
- Increase in mine development to support an increase in production and lower costs

Clarabelle mill expansion

- Debottleneck to process more mine production

Continued ramp-up of VBME

VALE

Start-up of Eastern Deeps
The bulk material handling system has successfully commenced operations

Full ramp-up of VBME project expected by 2026
~45 ktpy nickel; ~20ktpy copper; 2.6 ktpy cobalt

~15% reduction in unit costs after by products from 2024 to 2026



Improving competitiveness in nickel

Nickel production – ktpy


160
PTVI
~153 kt
ex-PTVI
160-175
5-15
10-15
0-5
175-210
20-25
0-15
210-250
2024
2025
VBME ramp-up
Onça Puma Furnace 2
Other
2026
Sudbury fill the mill
Downstream maximization
2030

Fixed cost dilution

- Unlock own-sourced tons in Sudbury
- Conclude the Voisey's Bay transition
- Deliver the Onça Puma second furnace

Maximize downstream utilization

- Additional own-sourced ore
- 3rd-party feed, according to market conditions

Unlocking copper tons from current assets

Copper production – ktpy


348
340-370
350-380
30-50
15-25
20-30
5-15
420-500
+70-120 kt from 2026-30
2024
2025
2026
Salobo
Sossego
Canada
Alemão start-up
2030

Sossego mine replacement

- Bacaba start-up expected in 2028
- Working on mine productivity to offset depletion
- Additional tons from smaller deposits to fill the mill

Brownfield expansion options at Salobo

- Increase in plant productivity through feed stability
- Increase plant capacity through brownfield options

Alemão

- Start-up expected in 2030
- Capacity: 60-70 ktpy of copper; 105 kozpy of gold in copper concentrates

VALE



Fast-tracking copper growth

Creating the right pathway for accelerated expansion



Carajás basin compares relatively well to large Andean deposits

Copper Mineral Reserves & Resources



Cu grade – %
1.0
0.8
0.6
0.4
0.2
1
2
3
4
5
6
7
8
Resources & Reserves – Bt
Vale's Carajas basin[1]
Large Andeans (incl. Chile)[2]
Size: Copper contained in Reserves & Resources

> 20 Mt copper contained at competitive grades

0.63% Cu vs. 0.46% industry average

Bulk logistics infrastructure

mine-railway-port

Resource potential

for further project development

[1] Comprises current Carajás Basin resources including Salobo, Sossego, Alemão and Paulo Afonso deposits, as of December 31, 2023, as per Vale Form 20-F. [2] Refers to deposits with more than 10 Mt of contained copper, comprising Collahuasi, Escondida, El Teniente, Quebrada Blanca, Cerro Verde, Los Bronces (including underground), Toquepala, El Abra, Andina, Los Pelambres, Radomiro Tomic, Nueva Union, Chuquicamata, Centinela and Quellaveco.
Source: Vale and S&P Capital IQ.

Accelerating copper growth in Carajás



Salobo Hub
Reserva Biológica do Tapirapé
Floresta Nacional do Tapirapéaquiri
Salobo
North Hub
Paulo Afonso
Vila Paulo Fonteles
Serra Pelada
Parauapebas
Eldorado dos Carajás
Alemão Hub
XIKRIN DO RIO CATETE
South Hub
Sossego
Canaã dos Carajás
155
Ourilândia do Norte
0km
20km
N

South Hub
anticipate the development of existing projects

North Hub
accelerate the development of Paulo Afonso

Small deposits
advance projects through accretive partnerships

Bringing projects forward


2028
2029
2030
2031
2032
2033
2034
2035+
South Hub
North Hub
Small deposits

Cristalino[1]
60–70 ktpy
LOM: ~20 Years

118 Project[1]
60–70 ktpy
LOM: ~10 Years

Paulo Afonso
70–100 ktpy
LOM: ~20 Years

Small deposits
35–45 ktpy
LOM: 5–10 Years

Note: LOM as known as life of mine
[1] Additional plant capacity supported by 118 and/or Cristalino

Potential to accelerate copper production



Copper production – ktpy
420-500
Current plan 2030
Ramp-up of Alemão and brownfield initiatives
70-100
Paulo Afonso
North Hub
60-70
Additional plant capacity supported by 118 and/or Cristalino
South Hub
35-45
Small deposits
~700
Accelerated growth
Accelerated strategy

Target to achieve new plan capacity before **2035**

Copper ambition enablers

VALE

Exploration Drilling and R&D

- Advance on drilling and scoping studies
- Define deposits suitable for partnership strategy
- Accelerate the engineering development

Processing capacity

- Develop additional processing capacity

Licensing

- Obtain license & permits on time for all projects


Nickel
Poly
metallic
Copper

Copper

Baseline of
420-500 ktpy by 2030

Accelerate copper growth in the Carajás region

Polymetallic

Pursue additional copper tons...

...while contributing to all-in cost reductions

Nickel

Stable production at
210-250 ktpy by 2030

Pursue a competitive business through-the-cycle

VALE

About Vale

Iron Ore Solutions

Energy Transition Metals

Our Strategy

Capital Allocation

ESG

VALE

Securing cost discipline through the efficiency program

Fixed spending – Iron Ore Solutions (US$ bn)[1]



6.3
-0.1
0.2
-0.3
6.1
-0.1
0.4
-0.5
6.0
2023
FX and inflation²
New assets and new way to operate
Efficiency program
2024
FX and inflation³
New assets and new way to operate
Efficiency program
2025
Increasing adherence to the production plan

Cost Efficiency Program

- Accelerated cost savings
- Optimization of purchase specifications
- Digital solutions for a leaner organization
- Continued overhead efficiency

[1] Assuming BRL FX @5.28 in 2024 and @5.50 in 2025. [2] Including FX (US$ -0.3 bn) and inflation (US$ 0.2 bn). [3] Including FX (US$ -0.2 bn) and inflation (US$ 0.1 bn).

VALE

Costs have gone up across the iron ore industry in the past years

Peers' C1 cash cost (US$/t)[1]



12.9
17.7
19.2
14.1
19.3
18.2
13.3
21.5
23.0
2018 2023 2024
Peer 1
2018 2023 2024
Peer 2
2018 2023 2024
Peer 3

Vale's C1 cash cost (US$/t)[1]



13.1
2018
2.0
FX and inflation
1.6
Geological inflation
5.3
New way to operate
1.0
Lower volumes and mix
-1.7
Efficiency initiatives
0.5
Others
21.8
2024

[1] Iron ore fines C1 cash cost – ex. 3rd-party purchases (US$/t). [2] Considers the net effect of FX (US$ -3.7/t) and inflation (US$ 5.7/t) between 2018 and 2024.

Our goal is to deliver C1 in the US$ 18–19.5/t range by 2030

Vale's C1 cash cost, nominal terms (US$/t)[1]


22.3
21.8
20.5–22
<20
18.0–19.5
2023
2024
2025
2026
2030


Controllable effects
~US$ -5/t
21.8
1.5
0.7
-3.1
-2.0
18.0–19.5
2024
FX and inflation 2
Geological inflation
Efficiency program
Higher volumes and mix
2030

[1] Iron ore fines C1 cash cost – ex. 3rd-party purchase (US$/t). Considering BRL@5.50 for 2025, 2026 and 2030. [2] Considering an annual inflation rate of ~3% for Vale's average basket and an exchange rate of BRL 5.50 to USD in 2030 (real terms), adjusted for long-term inflation differentials between US and Brazil.

Stay Disciplined

Competitiveness through the cycle

Costs guidance (US$/t)[1]

		2024	2025	2026	Main assumptions for 2026
Iron ore	C1	21.8	20.5-22	< 20	Higher volumes and fixed cost dilution; Efficiency program; Better portfolio mix[2]
	All-in	55.9	53-57	50-54	
Copper[3]	All-in	2,616	2,800-3,300	3,200-3,700	Asset review initiatives in place; Postponed Bacaba start-up and Sossego depletion; Lower grades at Salobo
Nickel	All-in	15,420	14,000-15,500	12,500-14,000	Asset review initiatives in place; VBME ramp-up and decrease in 3rd-party purchases; Portfolio optimization

[1] Assuming BRL FX @5.50 in 2025 and 2026. [2] Considering all-in premium of US$ 3-4/t in 2025 and US$ 4-6/t in 2026.
[3] Considering the gold prices of US$ 2,470/tr. oz. for 2024, US$ 2,485/tr. oz. for 2025 and US$ 2,211/tr. oz. for 2026

Stay Disciplined

Stable capex while balancing accretive growth

CAPEX (US$ bn)


6.0
~5.9
5.9
Growth
1.5
~1.6
~2.0
Energy Transition Metals
Sustaining
4.5
~4.3
~3.9
Iron Ore Solutions
2024
2025
Business breakdown

Controlled and efficient capex to sustain production

Assets optimization

Accretive growth opportunities

VALE

Performing on our commitments

Expected cash disbursement schedule (US$ bn) [1, 2]

		2025	2026	2027	2028	2029	2030	'31-35 Avg.	
Included in Expanded net debt	**Brumadinho agreements**[3]	0.8	0.6	0.4	0.2	0.2	0.2	<0.1	75% of Reparation Agreement completed by Dec/24
Included in Expanded net debt	**Samarco agreement**[4]	1.9	0.9	0.5	0.4	0.3	0.2	-	Considering Samarco will fully fund the reparation from 2031 onwards
	Decharacterization[5]	0.5	0.5	0.3	0.2	0.2	0.2	0.2	Stable cash outlays
	Incurred expenses	0.4	0.4	0.3	0.4	-	-	-	Gradual reduction throughout the years
	Total	3.6	2.4	1.5	1.2	0.7	0.6	0.2	

[1] Estimated cash outflow for 2024–2035 period, given BRL-USD exchange rates of 6.1923 and amounts stated in real terms. [2] Amounts stated without discount to present value, net of judicial deposits and inflation adjustments. [3] Disbursements related to the Integral Reparation Agreement ending in 2031. [4] Includes estimates of Samarco's contribution to the Mariana settlement. [5] Estimated annual average cash flow for Decharacterization provisions in the 2028–2035 period is US$ 216 million per year.

Comfortable with our current expanded net debt target

Expanded net debt (US$ bn)


Expanded net debt target range
US$ 20 bn
US$ 10 bn
15.5
5.0
10.5
0.3
2.0
3.7
16.5
Gross debt and leases
Cash, cash equivalents and short-term investments
Net debt
Currency swaps
Brumadinho provisions
Samarco & Renova Foundation provisions
Expanded net debt

Disciplined capital allocation

- Current target will continue to guide the company in the next cycle
- Remaining committed to our dividend policy
- Extraordinary dividends subject to cash generation and expanded net debt

Note: as of 4Q24.

VALE

Disciplined approach to capital allocation

Balancing growth and shareholder returns

Investments

- Efficient capex execution
- The right limits for growth
- Solid returns through-the-cycle

Shareholder returns

- Adequate risk-adjusted shareholder remuneration
- Dividends and buybacks

Balance sheet

- Strong liquidity
- Target leverage to consider challenging moments in the cycle


VALE
About Vale
Iron Ore Solutions
Energy Transition Metals
Our Strategy
Capital Allocation
ESG

VALE

Rebuilding trust with society

Reparations

Based on Six Principles[1]

- Public apology
- Restitution
- Rehabilitation
- Compensation (economic & noneconomic)
- Sanctions (legal & administrative)
- Measures for non-repetition

Main Actions

- Emergency Works
- Indemnification Payments
- Projects (infrastructure, socioeconomic, environmental)
- Resettlement & Evacuated Regions

Regain the social license to operate

We are still learning

Active listening | Empathy | Humility | Taking responsibility | On-the-ground presence

[1] Based on the UN Basic Principles and Guidelines on the Right to a Remedy and Reparation.

Definitive Agreement signed for Mariana: R$ 170 billion

Remediation and Compensation already disbursed

~R$ 45 billion

+ 448 thousand people compensated

+90% of housing solutions delivered

964k m of tailings removal

Bento Rodrigues resettlement, Mariana, Minas Gerais, Brazil)

Definitive Agreement Dec/24

(R$ billion)

~26% Complete


Pre-agreement actions
100%
38
"To pay" obligations
5%
100
R$ 170 bn
7%
"To do" obligations
32

Note: Information on this slide was provided by the Renova Foundation, dated June 2024. Learn more at www.fundacaorenova.org

ESG

Brumadinho reparation progress

2019	2021	2024	2026	2031
B1 dam collapse	Brumadinho Integral Reparation Agreement	75% Complete[1]	~86% complete	100% complete

Integral Reparation Agreement[2]

(R$ billion)



100%
Pre-agreement actions
6.4
R$ 37.7 bn²
"To do" obligations
39%
11.4
19.9
"To pay" obligations
91%

Individual compensations

+ 17 thousand people compensated

+ R$ 3.8 billion in compensations

[1] Progress considering disbursements by end 2024. [2] As per Integral Reparation Agreement settled in February 2021.

VALE

Brumadinho triggered significant changes in our ESG practices...

Climate Change
Reduce absolute GHG emissions, from Scopes 1 and 2, in 33% by 2030; Achieve zero net emissions in Scopes 1 and 2 by 2050; Reduce Scope 3 emissions by 15% by 2035.

Energy
Consumption of 100% renewable electricity in Brazil by 2025 and globally by 2030

Forests
Recover and protect +500,000 ha by 2030 beyond the company's borders

Atmospheric emissions
Reduce PM and SOx emissions by 16% and Nitrogen Oxide emissions by 10%.

Dams
No tailings dams in critical safety condition (emergency level 3) by 2025; Implementation of GISTM in operations by 2025; Decharacterize all upstream dams in Brazil by 2035.

Water
Reduce uptake fresh water by 10% until 2030. The goal was reached in 2021 and updated in 2023 to achieve an additional 7% reduction by 2030.

Diversity & Inclusion
26% representation of women by 2025 and 40% of leadership positions in Brazil occupied by black employees by 2026

Health and Safety
Zero the number of recordable high potential injuries (N2) by 2025

Resilient Communities
Support 500,000 people out of extreme poverty

Indigenous Peoples
Support indigenous communities neighboring Vale's operations in their plans in pursuit of the rights aligned to UNDRIP[1]

Social Performance
To appear in the TOP 3 in the social requirements of the main external evaluations; (MSCI, Dow Jones and Sustainalytics)

ESG Gaps
Close key ESG gaps against best practices by 2030

E (Environment) | S (Social) | G (Governance)

[1] United Nations Declaration on the Rights of Indigenous Peoples

VALE

...and we are progressing on our commitments

	Before	Now	Future
Compensation	- 100% TSR-based for long term compensation	- 25% ESG, 25% ROIC and 50% TSR on long term compensation - Safety and geotechnical teams have no targets linked to production and finance	- Maintain executive compensation tied to ESG results
Climate change and energy	- Target to reduce GHG emissions intensity by 16%[2] and no Scope 3 target - 79% renewable electricity consumption globally[2]	- More ambitious targets, with 20% of new scope 1 and 2 goal delivered - 100% renewable in Brazil, and 88.5% globally	- Reduce 33% in Scopes 1 and 2 by 2030; - Achieve zero net Scopes 1 and 2 emissions by 2050; Reduce Scope 3 emissions by 15% by 2035; 100% renewable globally
Forests and Water	- ~850,000 ha of forest protected (2019), with 80% in Amazon - Target to reduce freshwater intake by 10%	- +200,000 ha protected since 2020, totaling ~1,000,000 ha - 20% reduction in water intake achieved	- Recover and Protect +500,000 ha by 2030
Diversity & Inclusion	- Women in the workforce: 13% - Women in senior leadership: 12% - Black employees in leadership roles[3]: 29%	- Women in the workforce: 26.5%, +7,000 - Women in senior leadership: 23% - Black employees in leadership roles: 38%	- Women in the workforce: 26% (2025) - Women in senior leadership: 26% (2026) - Black people in leadership: 40% (2026)
Health and Safety	- 57 high-potential injuries recorded - 23,000 exposures to health-hazardous agents in the workplace recorded	- 20 high-potential injuries recorded -65% - 53% reduction achieved, with 10,700 exposures recorded	- Zero the number of recordable high potential injuries (N2) by 2025 - Eliminate all "very high" risks to health and safety
Resilient communities	- No target	- 51k families under pilot project to tackle poverty - Supporting Indigenous People with UNDPRI[4]	- 500,000 people out of extreme poverty

[1] Total Shareholder Return. [2] Considering a 2017 baseline. [3] Considers positions of coordinators and above, including Technical Specialists in Brazil. It considers a 2021 baseline. [4] United Nations Declaration on the Rights of Indigenous Peoples.

E (Environment) S (Social) G (Governance)

VALE

Building a people-driven organization

2019

- Cultural Diagnosis
- Review of key behaviors

2020

- Purpose definition
- Culture & VPS integration

2021

- Progress monitoring (Echoes Pulse)
- DE&I scaling up

2022

- Purpose fully linked to the strategy
- Progress monitoring continued

2023

- Sustainable mining strategy development
- Progress Measurement consolidated

Culture as a competitive advantage

Learning together

Embracing diversity and respectful behaviors

Gender equity:

Total female representation (%)

2025 Target already achieved in 2024


13.5
21.6
24.4
26.5
26.0
2019
2022
2023
2024
2025E

Racial equity:

Black employees in Managerial roles (%)


28.9
31.9
34.9
37.7
40.0
2021
2022
2023
2024
2026E

Zero tolerance for anti-ethical conduct:

3,726 corrective actions

242 employees dismissed

19 contract terminations and/or entities blocked from future contracts


VALE

VALE

15-years improving Human Rights management practices

Global Human Rights Policy since 2009 and adherent to main multistakeholder initiatives and guidelines

Human Rights violation risks are part of Vale's Global Integrated Risk Map

100% of Vale operations have their Human rights risk assessment recorded in our global risk management system

100% of our operations in Brazil, Canada, Oman, Malaysia and Indonesia have undergone Human Rights due diligence

Mandatory Human Rights training for all employees since 2021, and contractors globally are also trained

Living Wage Program implementation, covering 100% of Vale's direct employees

Strengthening Human Rights management in the supply chain, including HRDD with critical suppliers in Brazil, Canada, and Malaysia

Commitments and Partnership on salient Human Rights issues to advance the agenda

Fighting poverty is essential to develop resilient communities...

Multidimensional Family Monitoring

- Developed by the United Nations Development Program with the Oxford Poverty and Human Development Initiative
- Multidimensional poverty measurement: network mobilization, public policies and local social initiatives
- Indicators are defined for each selected dimension, rights violation


Infrastructure
Education
Nutrition
Income
Health

Used by UNDP, World Bank and in national programs in Colombia, Chile, El Salvador, Mexico, China, Vietnam and others

Our progress:

51,000 people in urban, rural and forest areas are being benefited from ongoing concept tests

~90% of them live in the north of Brazil and in the Legal Amazon region

25 partnerships with social organizations, governments, technical cooperations for advocacy

Support the lifting of 500,000 people out of extreme poverty

... and strengthening relationships with Indigenous communities






Curso Sobre
DIREITOS DOS
POVOS INDÍGENAS
NO BRASIL

- **Implementing an engagement strategy to foster** mutual benefits and support Indigenous People's autonomy and resilience
- **Relinquish mining processes** on indigenous lands in Brazil
- **11 long-term agreements celebrated to resolve legal disputes,** including with the Xikrin to Cateté People after 40 years
- **3 Indigenous Peoples with plans developed** and undergoing ongoing training on indigenous rights as part of our social ambition
- **Program to support the Entrance and permanence** of Indigenous People in University, with 100 Indigenous students supported from 40 Indigenous Lands and 32 different groups

Leaving a positive legacy for nature and people

Vale protects ~1 million hectares
and +600 threatened fauna and flora species


INSTITUTO TECNOLÓGICO VALE
1973
50°
49°W
6°
7°S
100 km
Forest
Canga vegetation
Water
Pasturelands
Mining area
Urban area
Protected area


INSTITUTO TECNOLÓGICO VALE
2021
50°
49°W
7°S
100 km
Forest
Canga vegetation
Water
Pasturelands
Mining area
Urban area
Protected area

Leaving a positive legacy for nature and people

A solid path to go further

Protect and recover +500,000 ha:

- Collaboration with conservation units and a REDD+ project
- Supporting agroforestry businesses for the implementation of regenerative production models
- +177,000 ha protected and recovered since 2020

Risk and opportunities management:

- TNFD early adopter
- Partnership with the 1t.org initiative
- Boosting partnerships to go beyond our target



VALE

Recognizing the climate change urgency...

Our climate change strategic goals:

- Reduce scope 1 and 2 emissions by 33% by 2030
- Reduce net scope 3 emissions by 15% by 2035
- Net zero scope 1 and 2 emissions by 2050
- 100% electricity use globally from renewable sources by 2030

...and taking action

- **100%** of electricity from **renewable** sources in **Brazil**
- **89%** of electricity from renewable sources **globally**
- **~20%** of 2030 scopes 1 & 2 targets **delivered**[2]
- **Scope 3 target:** transparent and measurable **carbon footprint**

[1] Figures dated October 31, 2023. [2] Already reduce 20% of scopes 1 and 2 emissions (target 30%) delivered through the usage of electricity from renewable sources and operational improvements.

Key takeaways


Superior Portfolio
Vale
2030
Trusted Partner
Performance Driven

- Safety is our core value
- Securing cost competitiveness across all businesses, through the cycle
- Flexible iron ore portfolio to maximize value
- Fast-tracking copper growth with accretive projects
- Be a trusted partner for key stakeholders and society

VALE


VALE
We are building
an even better Vale

VALE